CORPORACION
**MAPFRE**

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA S/N.-28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02028883

02 MAY -8 AM 10:3

SUPPL

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Madrid, 19th April 2002

Dear Sirs,

Re: CORPORACION MAPFRE, Compañía Internacional de Reaseguros, S.A., File number 82/1987

Enclosed is a copy of information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9th September 1991 has not changed.

Yours truly,

Luigi Lubelli

dlw 5/8

# QUARTERLY REPORT

**OFFICIAL NAME**

CORPORACION MAPFRE, S.A.

| | | |
|---|---|---|
| ☐ | **Credit Entities** ........ | **B** |
| ☐ | **Portfolios** ........ | **C** |
| ☐ | **General** ........ | **G** |
| ☒ | **Insurance Entities** ........ | **S** |

| | |
|---|---|
| **Page 1 and 1 bis** ........ | ☒ |
| **Page 2** ........ | ☒ |
| **Page 3** ........ | ☒ |
| **Page 4** ........ | ☒ |
| **Additional explanatory material** ........ | ☐ |

| | | | |
|---|---|---|---|
| **DATE:** | 18 April 2002 | **QUARTER:** | 1st 2002 |

## PRELIMINARY QUARTERLY RESULTS REPORT FOR THE FOLLOWING PERIOD:

| QUARTER | FIRST | YEAR | 2002 |
|---|---|---|---|

**Official Name:**

CORPORACION MAPFRE, S.A.

| LEGAL ADDRESS: | N.I.F. |
|---|---|
| Pº de Recoletos, 25<br>28004 MADRID | A/08055741 |

| Name and position of the persons assuming responsibility for this report: | SIGNATURE: |
|---|---|
| Mr. Domingo Sugranyes Bickel<br>Executive Vice-President and Chief Executive Officer of CORPORACION MAPFRE, S.A.<br>Public deed nº 2845 signed before notary public Mr. José María Prada Guaita on 20 September 2001 | |

| A) PRELIMINARY QUARTERLY RESULTS | | INDIVIDUAL | | CONSOLIDATED | |
|---|---|---|---|---|---|
| | | Current Fiscal Year | Previous Fiscal Year | Current Fiscal Year | Previous Fiscal Year |
| NET PREMIUMS & SURCHARGES | 0820 | -- | -- | 1,126,591 | 1,171,288 |
| RESULT BEFORE TAXES | 1040 | 3 | 7,014 | 67,271 | 57,090 |
| RESULT AFTER TAXES | 1044 | 2,683 | 7,771 | 50,249 | 44,006 |
| Results attributable to minority interests | 2050 | | | 21,713 | 18,175 |
| RESULTS ATTRIBUTABLE TO THE CONTROLLING COMPANY | 2060 | | | 28,536 | 25,832 |
| PAID-UP CAPITAL | 0500 | 90,782 | 90,935 | | |
| AVERAGE NUMBER OF EMPLOYEES | 3000 | 69 | 63 | 11,523 | 10,964 |

Figures in € thousand

## B) BUSINESS DEVELOPMENT

### Summary

The business of CORPORACION MAPFRE and its subsidiaries developed positively during the first quarter of 2002, in line with the targets for this fiscal year. The main differences with respect to the first quarter of 2001 can be summarised as follows:

- MAPFRE VIDA: 20.4% increase in funds under management and 3.4% in results (21.2% and 19.4% respectively, excluding the Health insurance business)
- Non-Life insurance in Spain[1]: 48.7% increase in premiums and 92.5% in results (13.4% and 55.2%, respectively, applying the same consolidation perimeter[2])
- MAPFRE AMERICA: 2.1% increase in premiums and 43.7% in results
- Net attributable results grow 10.5%.

### General comment

Direct insurance and accepted reinsurance premiums decreased 0.6% with respect to the previous year, to a consolidated volume of € 1,534.6 million. Net premiums earned reached € 1,126.6 million, a 3.8% decrease from the equivalent period of last year. Such decreases reflect a lower volume of premiums from transactions related to the externalisation of corporate pension commitments. Excluding these transactions, direct insurance and accepted reinsurance premiums grew 11.3%.

The consolidated result before taxes and minorities increased 17.8% over the previous year, reaching € 67.3 million. After taxes and minorities, the consolidated result amounts to € 28.5 million, a 10.5% increase over the same period of the previous year.

The consolidated result is analysed by business areas in the following table:

[1] Consolidated figures for MAPFRE SEGUROS GENERALES, MAPFRE CAJA SALUD and MAPFRE CAUCIÓN Y CRÉDITO

[2] Figures are adjusted for the consolidation of MAPFRE FINISTERRE in April 2001 and the transfer of the Health insurance portfolio of MAPFRE VIDA to MAPFRE CAJA SALUD in June 2001

| CONSOLIDATED RESULT BREAKDOWN | | | |
|---|---|---|---|
| | 31.03.2002 | 31.03.2001 | Var. % 02/01 |
| **Companies operating primarily in Spain** | | | |
| Direct insurance | 49.6 | 36.3 | 36.6 |
| Funds Management (*) | 6.0 | 5.8 | 3.4 |
| - Mapfre Inversión | 4.7 | 4.5 | 4.4 |
| - Gesmadrid, Caja Madrid Pensiones, Caja Madrid Bolsa | 1.3 | 1.3 | 0.0 |
| Real Estate Services | 2.3 | 2.2 | 4.5 |
| Other | 0.0 | 0.0 | --- |
| Subtotal | 57.9 | 44.3 | 30.7 |
| **Companies operating primarily abroad** | | | |
| Direct insurance | 12.7 | 9.0 | 41.1 |
| Accepted reinsurance | 6.1 | 2.6 | 134.6 |
| Assistance | 1.3 | 1.2 | 8.3 |
| Other | 0.0 | 0.2 | --- |
| Subtotal | 20.1 | 13.0 | 54.6 |
| Amortisation of goodwill and portfolio acquisition costs | -6.2 | -1.1 | 463.6 |
| Holding company result | 0.0 | 7.0 | --- |
| Consolidation adjustments | -4.5 | -6.1 | -26.2 |
| Result before tax | 67.3 | 57.1 | 17.9 |
| Tax | -17.1 | -13.1 | 30.5 |
| Result after tax | 50.2 | 44.0 | 14.1 |
| Result attributable to minority interests | -21.7 | -18.2 | 19.2 |
| Result attributable to the controlling company | 28.5 | 25.8 | 10.5 |

Figures in million euros
*Equity method

The following table provides a breakdown of written and accepted premiums and consolidated results, before taxes, minority interests and amortisation of goodwill and portfolio acquisition costs of the main subsidiaries:

| | Premiums | | | Results* | | |
|---|---|---|---|---|---|---|
| | 31.03.02 | 31.03.01 | Var. % 02/01 | 31.03.02 | 31.03.01 | Var. % 02/01 |
| MAPFRE VIDA | 453.9 | 665.1 | -31.8 | 27.1 | 26.2 | 3.4 |
| MAPFRE SEGUROS GENERALES * | 286.6 | 201.7 | 42.1 | 22.1 | 11.4 | 93.9 |
| MAPFRE CAJA SALUD | 244.5 | 151.1 | 61.8 | 3.9 | 1.7 | 129.4 |
| MAPFRE CAUCION Y CREDITO | 29.2 | 24.1 | 21.2 | 2.1 | 1.5 | 40.0 |
| MAPFRE AMERICA | 365.7 | 358.1 | 2.1 | 12.5 | 8.7 | 43.7 |
| MAPFRE RE | 191.3 | 174.4 | 9.7 | 6.1 | 2.6 | 134.6 |
| MAPFRE ASISTENCIA | 37.2 | 38.8 | -4.1 | 1.3 | 1.2 | 8.3 |

Figures in € million
(*) Year 2001 figures do not include Mapfre Finisterre

## Group companies operating primarily in Spain and Portugal

Premiums written and accepted by the subsidiaries of **MAPFRE CAJA MADRID HOLDING** decreased 2.7%, reaching a volume of € 1,014.2 million. Its result before amortisation of goodwill and portfolio acquisition costs, taxes and minorities was € 54.3 million, a 33.7% increase.

- The funds managed by **MAPFRE VIDA** and its subsidiaries grew 20.4%, reaching € 10,963 million. Premiums written by MAPFRE VIDA decreased 31.8%, due, as previously indicated, to a decrease in the volume of premiums from the *externalisation of corporate pension commitments. The breakdown of these* variations is shown in the following table:

| | 31.03.2002 | 31.03.2001 | %▲ 02/01 |
|---|---|---|---|
| REGULAR PREMIUMS | 131.2 | 125.7 | 4.4 |
| SINGLE PREMIUMS | 292.8 | 244.4 | 19.8 |
| UNIT-LINKED | 25.9 | 58.9 | -56.0 |
| EXTERNALISATION | 0.4 | 164.3 | -99.8 |
| NON-LIFE PREMIUMS | 3.6 | 71.8 | -95.0 |
| TOTAL CONSOLIDATED PREMIUMS | 453.9 | 665.1 | -31.8 |
| Of which | | | |
| - INSURANCE CHANNEL PREMIUMS | 181.4 | 359.3 | -49.5 |
| - BANK CHANNEL PREMIUMS | 272.5 | 305.8 | -10.9 |
| | | | |
| TECHNICAL RESERVES | 8,124.2 | 6,458.4 | 25.8 |
| MUTUAL FUNDS | 2,256.2 | 2,186.8 | 3.2 |
| PENSIONS FUNDS | 582.6 | 461.9 | 26.1 |
| TOTAL FUNDS UNDER MANAGEMENT | 10,963.0 | 9,107.1 | 20.4 |

Figures in € million

The result of MAPFRE VIDA grew 3.4%, a figure which is affected by the transfer to MAPFRE CAJA SALUD of the Health insurance business. Adjusting for this transfer, the result grew 19.4%.

- Premiums issued by **MAPFRE SEGUROS GENERALES** reached € 286.6 million, a 42.1% increase (15.2% applying the same consolidation perimeter, as MAPFRE FINISTERRE was consolidated from April 2001 onwards). The result increased 93.9% (93.7% applying the same consolidation perimeter). The gross claims ratio was 58%, 5 percentage points lower with respect to the first quarter of 2001.

- **MAPFRE CAJA SALUD** achieved a volume of premiums of € 244.5 million, a 61.8% increase (10.6% applying the same consolidation perimeter, as the MAPFRE VIDA health insurance business was absorbed by this company in June 2001)

- **MAPFRE CAUCION Y CREDITO** reported premiums of € 29.2 million, a 21.2% increase. Sums insured under credit insurance policies amounted to € 23,150 million, a 30.2% increase.

## Group companies operating primarily abroad

- The direct insurance subsidiaries of **MAPFRE AMERICA** issued a volume of premiums of € 365.7 million, a 2.1% increase. The small increase in euros reflects the impact of the devaluation of both the Argentine peso and the Venezuelan bolivar, as well as a recessive economic environment in Puerto Rico. The result before amortisation of goodwill and portfolio acquisition costs, taxes and minorities grew 43.7%, reaching € 12.5 million. The breakdown by countries is the following:

| Country | Company | Premiums Written | Var. % 02/01 | Results * | |
|---|---|---|---|---|---|
| | | | | 31.03.2002 | 31.03.2001 |
| Argentina | MAPFRE ARGENTINA | 23.9 | -52.5 | 1.2 | 1.3 |
| Brazil | VERA CRUZ | 72.7 | -6.4 | 0.5 | 1.1 |
| Colombia | MAPFRE S.G. COLOMBIA | 11.8 | 22.8 | 0.0 | -0.8 |
| Chile | MAPFRE CHILE SEGUROS | 14.6 | 17.2 | 0.4 | 0.3 |
| El Salvador | LA CENTRO AMERICANA | 10.1 | 22.7 | 0.5 | 0.2 |
| Mexico | SEGUROS TEPEYAC | 101.5 | 38.1 | 4.8 | 2.7 |
| Paraguay | MAPFRE PARAGUAY | 2.1 | 9.7 | 0.0 | 0.0 |
| Peru | MAPFRE PERU | 7.3 | 25.5 | -1.0 | -0.7 |
| Puerto Rico | GRUPO PRAICO | 53.0 | -2.6 | 2.4 | 2.4 |
| Uruguay | MAPFRE URUGUAY | 3.4 | 5.2 | -0.5 | 0.3 |
| Venezuela | LA SEGURIDAD | 65.3 | 7.3 | 6.0 | 4.3 |

Figures in € million
*Results before taxes, minorities and amortisation

- **MAPFRE RE** and its subsidiaries wrote premiums totalling € 191.3 million, a 9.7% increase.

- **MAPFRE ASISTENCIA** and its subsidiaries recorded a volume of premiums of € 37.2 million, a 4.1% decrease, while income from services reached € 58.1 million, a 1.9% decrease.

## Impact of the economic situation in Argentina

The devaluation of the Argentine peso reduced consolidated shareholders' equity at 31/12/2001 by € 24 million, applying an exchange rate of 1.7 Argentine pesos per 1 US dollar. Moreover, a provision for risks and expenses of € 11.3 million was set aside to cover potential reductions in value of several assets, which include goodwill and portfolio acquisition costs valued in total at € 6.8 million, applying an exchange rate of 1.7 Argentine pesos per 1 US dollar (€ 3.8 million applying the exchange rate at 31/03/2002 of 3.025 pesos per 1 US dollar)

The additional devaluation of the Argentine peso during the first quarter of 2002 had the following effects at 31.03.2002:

- An additional reduction of consolidated shareholders' equity by € 15.6 million
- A € 40.4 million decrease in consolidated premiums
- A € 1.4 million decrease in the consolidated result before taxes and minorities.

The provision set aside at 31.12.01 remains unchanged. The events exposed above had no impact on the non-consolidated results of Corporación Mapfre, neither in 2001 nor in the first quarter of 2002.

## Impact of the economic situation in Venezuela

The devaluation of the Venezuelan bolivar has caused in the first quarter of 2002 a decrease of € 11,0 million in premiums, and a reduction in the net attributable result of € 1,0 million, approximately.

## Personnel

As at March 2002, CORPORACION MAPFRE and its subsidiaries employed 11,367 persons (5,079 in Spain and 6,288 in other countries), with an increase of 1,167 persons, mainly due to the integration of FINISTERRE in April 2001.

## C). DIVIDENDS DISTRIBUTED DURING THE PERIOD

| | | % based on nominal | Euros. Per Share | Amount (million Euros) |
|---|---|---|---|---|
| 1. Ordinary Shares | 3100 | -- | -- | -- |
| 2. Preferred Shares | 3110 | -- | -- | -- |
| 3. Non-voting Shares | 3120 | -- | -- | -- |

**Further information on dividend payments (interim, supplementary, etc.):**